04004925

SECUR[ITIES AND EXCHANGE COM]MISSION
[Washin]gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 MAIL PROCESSING WASH. D.C. 158 SECTION

SEC FILE NUMBER
8-65641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Berkshire Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 19th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard D. Miles 212-207-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd Street	New York	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, R. Bruce Cameron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkshire Capital Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE E. MALAVE
Notary Public, State of New York
No. 01MA6059397
Qualified in New York County
Commission Expires July 2, 2007

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Notes to Financial Statements.

X (p) Independent Auditors' Report on Internal Accounting Control.

BERKSHIRE CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

ODMD

O'CONNOR DAVIES MUNNS & DOBBINS, LLP

ACCOUNTANTS AND CONSULTANTS

60 EAST 42ND STREET • NEW YORK, NY 10165-3698
(212) 286 2600 • FAX (212) 286 4080

INDEPENDENT AUDITORS' REPORT

To The Board of Directors of Stockholders
Berkshire Capital Corporation

We have audited the accompanying consolidated statement of financial condition of Berkshire Capital Corporation and Subsidiary (the Company) as of December 31, 2003, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Berkshire Capital Corporation U.K., a wholly-owned foreign subsidiary, which statements reflect total assets of $364,402 as of December 31, 2003, and total revenues of $296,764 for the year then ended. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for subsidiary operations, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Berkshire Capital Corporation and Subsidiary as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
January 30, 2004

BERKSHIRE CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 8,573,446
Marketable securities	1,035,693
Investment in partnerships	2,429,555
Client receivables	2,276,618
Prepaid taxes	211,925
Due from employees	34,408
Furniture, equipment and leasehold improvements, net	373,971
Other assets	309,369
	$ 15,244,985

LIABILITIES AND STOCKHOLDERS' EQUITY

Pension and bonuses payable	$ 4,108,157
Other accrued expenses	470,151
Notes payable	72,019
Deferred income tax	136,000
Deferred rent expense	30,135
Total liabilities	4,816,462
Stockholders' equity	
Common stock - par value $1, authorized 100,000 shares, issued and outstanding 93,507	93,507
Additional paid-in capital	2,987,757
Retained earnings	8,023,041
Accumulated other comprehensive income	1,433,126
Treasury stock	(2,108,908)
Total stockholders' equity	10,428,523
	$ 15,244,985

See accompanying notes to financial statements.

BERKSHIRE CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2003

Revenue	
Completion fees	$ 14,150,197
Advisory fees	3,543,827
Valuation fees	489,250
Interest and dividends	40,612
Realized gain on sale of investments	298,892
	18,522,778
Expenses	
Employee compensation, benefits and related expenses	9,222,760
Rent	892,526
Research and statistical costs	362,315
Professional fees	384,921
Regulatory fees and expenses	130,634
Communications costs	153,703
Interest	20,748
Other operating costs	1,612,972
	12,780,579
Net income before provision for income tax	5,742,199
Provision for income tax	445,541
Net income	5,296,658
Other comprehensive income	
Gain on foreign currency translation	4,093
Unrealized appreciation of investments, (net of deferred tax expense of $57,000)	570,275
	574,368
Comprehensive income	$ 5,871,026

See accompanying notes to financial statements.

BERKSHIRE CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance January 1, 2003	$ 92,809	$ 2,890,193	$ 4,304,079	$ 858,758	$ (1,818,422)	$ 6,327,417
Net income			5,296,658			5,296,658
Other comprehensive income				574,368		574,368
Issuance of 698 Shares of common stock	698	97,564				98,262
Purchases of 765 shares of treasury stock					(290,486)	(290,486)
Cash distributions			(1,577,696)			(1,577,696)
Balance December 31, 2003	$ 93,507	$ 2,987,757	$ 8,023,041	$ 1,433,126	$ (2,108,908)	$ 10,428,523

See accompanying notes to financial statements.

BERKSHIRE CAPITAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities	
Comprehensive income	$ 5,871,026
Adjustments to reconcile comprehensive income to net cash provided by operating activities	
Depreciation and amortization	206,536
Deferred income tax	57,000
Realized and unrealized gain on investments	(926,166)
Gain on foreign currency translation	(4,093)
Changes in operating assets and liabilities	
Client receivables	(1,331,195)
Prepaid taxes	(211,925)
Due from employees	467,050
Other assets	66,997
Pension and bonuses payable	2,765,182
Accrued expenses	(655,856)
Deferred rent expense	(10,474)
Net cash provided by operating activities	6,294,082
Cash flows from investing activities	
Proceeds from sale of investments	273,368
Purchase of investments	(141,062)
Purchase of furniture, equipment and leasehold improvements	(116,789)
Net cash provided by investing activities	15,517
Cash flows from financing activities	
Issuance of notes payable	72,019
Proceeds from sale of stock	98,262
Purchase of treasury stock	(290,486)
Distributions to shareholders	(1,577,696)
Net cash used by financing activities	(1,697,901)
Net increase in cash and cash equivalents	4,611,698
Cash and cash equivalents, beginning of year	3,961,748
Cash and cash equivalents, end of year	$ 8,573,446
Supplemental disclosures of cash flow information	
Cash paid during the year for income taxes	$ 500,725

See accompanying notes to financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Berkshire Capital Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company transacts business at three locations, New York, Colorado, and London. Berkshire Capital Corporation (U.K.) Ltd. is its wholly-owned foreign subsidiary.

2. Significant Accounting Policies

Principles of Consolidations

The consolidated financial statements include the accounts of the Parent and its wholly owned subsidiary. The Company is engaged as a broker-dealer which includes investment banking services. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Maintenance and repairs are charged to operations. Depreciation expense is calculated on a straight-line basis over the respective assets' remaining useful lives. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the lease term.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal and New York State corporate income taxes on its taxable income. Instead, the individual stockholders are liable for Federal and State income taxes on the Company's taxable income. The Company continues to be taxed as a corporation for Colorado and New York City purposes.

2. Significant Accounting Policies (Continued)

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. For the year ended December 31, 2003, advertising expense was $269,553.

Investment Banking

Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees are recorded on completion date.

Marketable Securities

Investments are accounted for as available for sale and are stated at fair value which is determined by quoted market prices for traded securities. Changes in fair value are excluded from net income and recorded as other comprehensive income. In 2003, $27,871 of unrealized gains in securities was reclassified and included in net income.

Investment in Partnerships

Investments in partnerships are recorded at net realizable value, based on book value or valuations by the Company's management.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, while revenues and expenses are translated at the average rates of exchange for the year. Gains and losses resulting from foreign currency translation are included in other comprehensive income.

Comprehensive Income

FASB Statement No. 130, reporting comprehensive income requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2003, the Company had net capital of $3,821,516, which was $3,219,458 in excess of its required net capital of $602,058.

4. Furniture, Equipment and Leasehold Improvements

Major categories of fixed assets at December 31, 2003, were as follows:

		Estimated Useful Life
Furniture and fixtures	$ 306,516	7 yrs.
Office Equipment	1,172,068	5-7 yrs.
Leasehold improvements	203,324	5-39 yrs.
	1,681,908	
Accumulated depreciation	(1,307,937)	
	$ 373,971	

Depreciation and amortization expense for the year ended December 31, 2003 was $206,536.

5. Notes Payable

Notes payable consists of notes to officers of the foreign subsidiary. The notes are unsecured, bear interest at 7% and payable on demand.

6. Treasury Stock

Treasury stock is shown at cost, and at December 31, 2003 consisted of 19,983 shares of common stock.

7. Employee Benefit Plan

The Company maintains a 401(k) plan for substantially all of its employees. The Company makes annual matching contributions up to 50% on the first 6% of the employees' compensation. In addition, the Company may make additional discretionary profit sharing plan contributions as determined by the Board of Directors The profit sharing plan expense for the year ended December 31, 2003 was $291,512.

8. Equity Participation Program

The Company has an equity participation program (EPP) for key employees (Participants). Under the terms of the EPP, Participants are entitled to elect, on an annual basis, to allocate a portion of their compensation, not to exceed 30%, to purchase newly issued company common stock. The pricing of such stock is calculated annually based on the Company's earnings and year end book value. The full provisions of the EPP are listed in the Company's Fourth Amended and Restated Shareholders' Agreement.

9. Commitments

The Company has offices in New York City, Colorado and London. Leases for office space expire through July 31, 2006. A stand-by letter of credit in the amount of $664,000 was delivered to the landlord in lieu of cash security for the New York City office. Office rent expense for the year ended December 31, 2003 was $892,526.

Future minimum rental payments at December 31, 2003, under all operating leases having an initial or remaining non-cancelable term of more than one year are shown below.

Year Ended December 31,	
2004	$ 811,471
2005	723,775
2006	420,831
2007	22,176
	$1,978,253

10. Financial Instruments and Credit Risk Concentration

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, investments and client receivables. The Company places its cash, cash equivalents and investments in highly regarded financial institutions. At times, cash balances exceed the Federal Deposit Insurance Corporation's insurable limit. This potentially subjects the Company to a concentration of credit risk. The Company has not experienced any losses in such accounts. The Company does not have a material concentration of credit risk with respect to client receivables, due to its generally short payment terms. Management believes all a client receivables to be collectible therefore no allowance for bad debts has to be recognized at year-end.

SUPPLEMENTAL SCHEDULES

Computation for Determination of Reserve
Requirements and Information Relating to Possession
or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-1

December 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

BERKSHIRE CAPITAL CORPORATION AND SUBSIDIARY

COMPUTATION OF NET CAPITAL PURSUANT TO THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Consolidated stockholders' equity		$ 10,428,523
Deductions and/or other charges:		
Non-allowable assets		
Cash equivalent	$ 330,211	
Client receivables	2,276,618	
Prepaid expenses	211,925	
Due from employees	34,408	
Furniture, equipment and leasehold improvements, net	373,971	3,227,133
Net capital before haircuts on security positions		7,201,390
Haircuts on security positions - Schedule 2		3,379,874
Net capital		3,821,516
Minimum net capital requirement of 12.5% of aggregate indebtedness of $4,816,462 or $5,000, whichever is greater		602,058
Excess net capital		$ 3,219,458
Total aggregate indebtedness - Schedule 2		$ 4,816,462
Ratio of aggregate indebtedness to net capital		1.26 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2003)

The above computation will be the same as the computation of new capital under rule 15c3-1 as of December 31, 2003, which was filed by the Company with the National Association of Securities Dealers, Inc. in the Company's amended unaudited Focus Report, Part II filed for December 31, 2003.

See independent auditors' report.

BERKSHIRE CAPITAL CORPORATION AND SUBSIDIARY

SCHEDULE OF SECURITIES HAIRCUTS AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2003

Securities Haircuts

Security Description	Market Value	Percentage Deduction	Haircut Amount
Pledged marketable securities	$ 935,693	100.00%	$ 935,693
Marketable securities	100,440	15.00%	15,066
Investment in partnerships	2,429,115	100.00%	2,429,115
	$3,465,248		$ 3,379,874

Aggregate Indebtedness

Pension, profit sharing & bonus payable	$ 4,108,157
Accrued expenses payable	470,151
Notes payable	72,019
Deferred income tax	136,000
Deferred credits	30,135
	$ 4,816,462

See independent auditors' report.

ODMD

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
ACCOUNTANTS AND CONSULTANTS
60 EAST 42ND STREET • NEW YORK, NY 10165-3698
(212) 286 2600 • FAX (212) 286 4080

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY S.E.C. RULE 17a-5

To The Board of Directors of
Berkshire Capital Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Berkshire Capital Corporation (the Company) for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accepted accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
January 30, 2004